UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 23, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2020, which includes its notice of the electronic annual general meeting

Johannesburg, Friday, 23 October 2020. Harmony is pleased to announce that it published and distributed to shareholders its suite of reports today, 23 October 2020, for the financial year ended 30 June 2020 (“FY20”).

These reports include:

•	Integrated Annual Report 2020

•	Operational report 2020

•	Financial Report 2020

•	Mineral Resources and Mineral Reserves 2020

•	Environment, Social and Governance (“ESG”) report 2020

•	Task Force on Climate-related Financial Disclosures (“TCFD”) report 2020

•	Report to Shareholders 2020, which includes the notice of meeting of electronic annual general meeting

All the above reports are available at https://www.harmony.co.za/invest/annual-reports and at www.har.co.za. The full annual suite of reports is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan.

Peter Steenkamp, chief executive officer of Harmony shared the Company’s approach to compiling the suite of reports for FY20: “For the past 70 years Harmony has, more than any other gold mining company in South Africa, demonstrated true sustainability. From our enduring history, to the product we mine and the way in which it is mined, to the care we take to preserve the environment and the support we provide to our communities, Harmony has illustrated, time and again, that sustainability is the driving force of our business. We felt that it was important to highlight our contribution by selecting ‘Sustainable Gold’ as our theme. Sustainable Gold refers not only to the longevity of operations, but also the way in which we are able to turn our assets to account by extracting the maximum value over a longer life-of-mine. It also refers to the unquestioned enduring value of the product we mine and the role we play as a responsible corporate citizen”.

In our aim to provide consistent and transparent information to global markets, we have decided to introduce a TCFD report as part of our suite of reports for FY20. We believe that, as a listed entity, it is our social responsibility to disclose our financial risks and opportunities associated with climate-change. The TCFD report, together with our second ESG report, will highlight Harmony’s responsible stewardship initiatives for the past reporting period, and further stamp our commitment to good corporate citizenship.

The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on pages 125 to 127 in its Integrated Annual Report 2020.

The audited annual financial statements for FY20 are included as part of the company’s suite of reports. These audited results contain no modifications to the financial results published on 15 September 2020.

PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report, containing key audit matters (pursuant to International Standards of Auditing ISA 701), is also available for inspection at the registered office of the company.

Printed copies of Harmony’s suite of FY20 reports are available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za.

The Form 20F - Harmony’s annual filing will be submitted to the United States Securities and Exchange Commission (SEC) on Thursday, 29 October 2020 and will be available on the Company’s website and the SEC’s website at www.sec.gov.

Notice of electronic Annual General Meeting

The annual general meeting of the company will be held entirely by electronic communication on Friday, 20 November 2020 at 14:00 (SA time), to transact the business as stated in the notice of the annual general meeting which is available on the Company website. The reason for the holding of the annual general meeting entirely by way of electronic communication is to adhere to the applicable COVID-19 restrictions and Harmony’s continued vigilance in preventing and mitigating the impact of COVID-19. The record date in order to participate and vote at the annual general meeting is 13 November 2020, accordingly, the last date to trade is 10 November 2020.

Ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
23 October 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 23, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director